CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC V4Z 5J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Launches New Division Global Education Alliance

January 21st, 2013: CIBT Education Group Inc. (NYSE MKT: MBA and TSX: MBA) (“CIBT Group” or the “Company”) is pleased to announce that it has launched a new division called Global Education Alliance (“GEA”) and its website www.myGEA.ca.

GEA is a student referral service for a list of carefully selected schools in Canada and the U.S. GEA will leverage CIBT Group’s extensive international agent network and existing academic partnerships in various countries to increase international enrollments at its North American partner schools, which include high ranking primary and secondary schools, and public and private universities in Canada and the United States.

According to a report by NAFSA (an Association of International Educators), international students contributed $21.8 billion to the U.S economy in the 2011 academic year. Another research report, commissioned by the Ministry of Economic Development Canada, indicated that international students contributed over C$8.04 billion to the Canadian economy in 2010, and created 81,000 jobs.

Desire to recruit international students is growing rapidly among North American schools and universities due to the tightening of student loans and reduced education budgets. These factors have resulted in a steady decline in revenues and enrollment levels across the education sector. To overcome their reliance on student loans and other forms of government funding, North American schools are increasing their efforts to attract international students to study at their schools, as international students do not have access to the student loan system and government funding is typically not provided. Although increasing international enrollments is a common goal among North American schools, most are unable to pursue the opportunity due to the lack of international recruitment experience, inability to access infrastructure abroad, and the extensive capital and human resource requirements. We believe that GEA has the ability, experience and infrastructure to assist North American schools with overcoming these issues.

“Currently, over $25 million of CIBT Group’s education revenue is generated from our global network of referrals. Over 4,000 agents from 42 countries are sending students to CIBT Group’s subsidiary schools annually” commented Toby Chu, Vice Chairman, President, and CEO of CIBT Education Group Inc. “Over the past year, the Company has assembled a team of experienced personnel with extensive international recruitment experience for its GEA division. Utilizing this experience, we have identified significant business opportunities among CIBT Group’s global infrastructure by providing a list of comprehensive student services to international students wishing to further their studies in North America.

“CIBT Group has over 19 years of experience in international education and is currently enrolling over 13,000 students per year to study at our campuses, nearly 9,000 of whom are international students. The GEA division will be able to assist other schools to expand their international recruitment network by representing them as their exclusive global recruitment partner. As their recruitment partner, GEA will be able to provide full service marketing efforts that significantly expand their international student body as well as an integrated marketing strategy, including pricing and promotion. This consolidation of resources will allow CIBT Group and its partner schools to capitalize on one another’s expertise and infrastructure.

“In addition, our KGIC Language Training division will also provide “K12” and “EPE” preparation programs to students applying for overseas study at our partner schools. The K12 program is composed of Junior and Senior preparation programs designed for students from kindergarten through grade 12, and EPE is designed for post secondary students planning to enroll in college or university. Such bridging programs will assist students with meeting the language proficiency requirements of our partner schools in North America, prior to leaving their home countries to study overseas. KGIC, one of the Company’s subsidiary schools, has over 17 years of language training experience and has developed its own course curriculums specifically for this purpose. We believe that the combined services offered by GEA and KGIC will assist international students by reducing many of the language and cultural transition issues faced when studying overseas. These are significant issues that many North American schools with sizable international student bodies must also address for their international studies programs to be successful.

“GEA started in 2011 as a department within CIBT Group. The revenue earned by this department grew quickly, resulting in additional resources being added, new staff members hired and a formal division now being formed. The GEA has identified a number of elite primary and secondary schools, universities and colleges for whom GEA could be their international recruitment partner. With CIBT Group’s capital, human resources, infrastructure and expertise in international recruitment, the GEA is in a strategic position to capitalize on these partnership opportunities. In 2013, the GEA is expected to engage a number of partner schools in North America ranging from primary schools to universities with plans to add additional elite schools in the European region. Further information will be announced as agreements are signed.”

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE MKT LLC, CIBT Group owns and operates a network of business, technical and language colleges and offers cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation program for overseas study, and other career/vocational training. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, and Global Career Center (“GCC”). GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free throughout their careers. Visit us online at www.cibt.net.

For more information contact:

Toby Chu

Vice-Chairman, President & CEO

CIBT Education Group Inc.

Investor Relations Contact:1-604-871-9909 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to statements in this news release as to expectations for CIBT Group’s expansion of its GEA division, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE MKT-LLC nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.